 FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of 2/24/2009

Ternium S.A.
(Translation of Registrant's name into English)

Ternium S.A.
46a, Avenue John F. Kennedy – 2nd floor
L-1855 Luxembourg
(352) 4661-11-3815
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F Ö  Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes   No Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This report contains Ternium S.A.’s press release announcing full year and fourth quarter 2008 results.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERNIUM S.A.

By: /s/ Roberto Philipps	By: /s/ Daniel Novegil
Name: Roberto Philipps	Name: Daniel Novegil
Title: Chief Financial Officer	Title: Chief Executive Officer

Dated: February 24, 2009

Ternium Announces Full Year and Fourth Quarter 2008 Results

LUXEMBOURG -- (MARKET WIRE) -- 02/24/09 --  Ternium S.A. (NYSE: TX) today announced its results for the full year and fourth quarter ended December 31, 2008.

The financial and operational information contained in this press release is based on consolidated financial statements prepared in accordance with International Financial Reporting Standards (IFRS)
and presented in U.S. dollars and metric tons.

Summary of Full Year 2008 Results(1)

	12M 2008	12M 2007

Shipments (tons)	7,543,000	6,980,000	8%
Net Sales (US$ million)	8,464.9	5,633.4	50%
Operating Income (US$ million)	1,676.0	836.8	100%
EBITDA (US$ million)	2,089.6	1,192.1	75%
EBITDA Margin (% of net sales)	25%	21%
EBITDA per Ton, Flat & Long Steel (US$/ton)	263	163	61%
Net Foreign Exchange Result (US$ million)	(632.7)	(18.4)
Discontinued Operations Result (US$ million)	157.1	579.9
Net Income (US$ million)	875.2	995.8	-12%
Equity Holders' Net Income (US$ million)	715.4	784.5	-9%
Earnings per ADS (US$)	3.57	3.91	-9%

Ternium's operating income was US$1.7 billion in 2008, an increase of 100% when compared to operating income in 2007.  This resulted mainly from the consolidation of Grupo Imsa and an increase in margins during the first nine months of 2008, partially offset by a US$200.0 million write-down of Ternium's inventory during the second half of 2008.

Net income during 2008 was US$875.2 million, a decrease of 12% when compared to the year 2007.  This decrease was mainly due to the US$632.7 million net foreign exchange loss and a decline of US$422.8 million in discontinued operations results, partially offset by an increase of US$839.3 million in operating income and a reduction of US$128.6 million in income tax expense.  The net foreign exchange loss in 2008 was primarily due to the Mexican Peso's 25% devaluation on Ternium's Mexican subsidiary's US dollar denominated debt.  This result is non-cash when measured in US dollars and is offset by changes in Ternium's net equity position in the currency translation adjustments line.  Ternium does not have a significant position in foreign exchange derivatives and only uses these instruments for hedging purposes.

During 2008, Ternium's results from discontinued operations of US$157.1 million were comprised of after-tax gains of US$97.5 million related to the sale of non-core US assets and US$59.6 million related to Sidor.  During 2007, results from discontinued operations totaled an after-tax gain of US$579.9 million and were mainly related to Sidor.

Summary of Fourth Quarter 2008 Results(2)

	4Q 2008	3Q 2008		4Q 2007

Shipments (tons)	1,547,000	1,844,000	-16%	2,044,000	-24%
Net Sales (US$ million)	1,721.1	2,436.9	-29%	1,723.1	0%
Operating Income
(US$ million)	186.3	524.2	-64%	211.1	-12%
EBITDA (US$ million)	281.1	636.0	-56%	330.1	-15%
EBITDA Margin
(% of net sales)	16%	26%		19%
EBITDA per Ton, Flat &
Long Steel (US$/ton)	158	326	-52%	160	-1%
Net Foreign Exchange
Result (US$ million)	(622.5)	(150.1)		25.6
Discontinued Operations
Result (US$ million)	-	(2.8)		117.7
Net Income (Loss)
(US$ million)	(348.5)	247.3		221.4
Equity Holders' Net Income
(Loss) (US$ million)	(334.0)	211.7		165.6
Earnings (Loss) per
ADS (US$)	(1.67)	1.06		0.83

--  Ebitda of US$281.1 million in the fourth quarter 2008, as shipments and revenue per ton decreased 16% and 17%, respectively, compared to the third quarter 2008.
--  Loss per ADS of US$1.67 in the fourth quarter 2008, mainly related to the above mentioned non-cash foreign exchange loss on Ternium's Mexican subsidiary's US dollar denominated debt.
--  Positive free cash flow(3) of US$403.6 million in the fourth quarter 2008.
--  Net financial debt(4) of US$2.1 billion at the close of the fourth quarter 2008, a decrease of US$392.8 million compared to the close of the third quarter 2008.

During the fourth quarter 2008, Ternium's shipments decreased 16% compared to the third quarter 2008 as a result of a sharp decline in steel demand from the main steel consuming sectors -- construction, home appliances and automotive -- in its core markets.  Operating income was US$186.3 million, a decrease of 64% when compared to the third quarter 2008.  Net sales decreased 29% during the fourth quarter 2008, as shipments and revenue per ton decreased 16% and 17%, respectively, while operating cost per ton decreased 4%.  Operating income in the fourth quarter 2008 included a US$68.3 million loss related to the write-down of Ternium's inventory referenced above, compared to a US$131.7 million inventory related write-down in the third quarter 2008.  Operating income in the fourth quarter 2008 decreased 12% when compared to the fourth quarter 2007, mainly as a result of a 24% decrease in shipments and a 33% increase in operating cost per ton during the fourth quarter 2008, partially offset by a 28% increase in revenue per ton.  There was no write-down of inventories recorded in the fourth quarter 2007.

Net loss during the fourth quarter 2008 was US$348.5 million, compared to net income of US$247.3 million in the third quarter 2008.  The fourth quarter 2008 net result was lower than that of the precedent quarter, mainly due to an increase of US$472.4 million in net foreign exchange loss and a US$337.9 million reduction in operating income, partially offset by a US$236.4 million reduction in income tax expense.  The fourth quarter 2008 net result was US$569.8 million lower than that of the fourth quarter 2007, mainly due to a decline of US$643.3 million in net foreign exchange result and US$117.7 million less in discontinued operations results, partially offset by a reduction of US$216.0 million in income tax expense.

Net foreign exchange result during the fourth quarter 2008 was a loss of US$622.5 million, compared to a loss of US$150.1 million in the third quarter 2008 and a gain of US$25.6 million in the fourth quarter 2007.  The net foreign exchange losses in the third and fourth quarters of 2008 were primarily due to the Mexican Peso's 5% and 25% devaluation, respectively, on Ternium's Mexican subsidiary's US dollar denominated debt.  These results are non-cash when measured in US dollars and are offset by changes in Ternium's net equity position in the currency translation adjustments line, as the value of Ternium Mexico's US dollar denominated debt is not altered by the Mexican Peso fluctuation when stated in US dollars in Ternium's consolidated financial statements.

Ternium's financial debt at the end of the fourth quarter 2008 was US$3.3 billion, of which US$941.5 million will mature during 2009, while the company's cash, cash equivalents and other investments totaled US$1.2 billion as of December 31, 2008.  The company's net financial debt(5) of US$2.1 billion at the close of the fourth quarter 2008 decreased US$392.8 million compared to its net financial debt as of September 30, 2008.

Outlook

Steel product demand and prices in the North America Region are expected to remain at their current levels throughout the first quarter 2009 following the decline experienced during the second half of 2008 as a result of the significant slowdown in the world economy.  Demand and prices in the South & Central America Region are expected to decrease in the first quarter 2009 due to a delayed effect on the region's economies of the global markets disruption.

Ternium expects a lower EBITDA(6) in the first quarter 2009 compared to EBITDA in the fourth quarter 2008, mainly as a result of lower overall volume and lower average prices in its regions.

The company anticipates a lower net debt position at the close of the first quarter 2009, mainly as a result of a decline in working capital and a re-assessment and re-scheduling of its capital expenditure projects. Inventory volumes are expected to continue declining due to a scaling down of production and a reduction of the volume of Ternium's semi-finished product and raw-material purchases.

Ternium expects that its average capacity utilization during the first half of 2009 would be approximately 65%.  Capital expenditures for 2009 are expected to total approximately US$250 million, while capital expenditures during 2008 were US$587.9 million.

Analysis of Full Year 2008 Results

Net income attributable to the Company's equity holders for 2008 was US$715.4 million, compared with US$784.5 million for 2007.  Including minority interest, net income for 2008 was US$875.2 million, compared with US$995.8 million for 2007.  Earnings per ADS(7) were US$3.57 in 2008, compared with US$3.91 in 2007.

Net sales for 2008 increased 50% to US$8.5 billion, compared with 2007. Excluding the effect of the consolidation of Grupo Imsa, net sales increased due to higher revenue per ton.  Shipments of flat and long products were 7.5 million tons during 2008, an increase of 8% compared to shipment levels in 2007, mainly due to the consolidation of Grupo Imsa and higher shipment levels in the South & Central America Region.  Revenue per ton shipped was US$1,087 in 2008, an increase of 38% when compared to 2007, mainly as a result of higher prices and the consolidation of Grupo Imsa's higher value added product mix.

	Net Sales			Shipments			Revenue / ton
	(million US$)			(thousand tons)			(US$/ton)

	FY	FY		FY	FY
	2008	2007	Dif.	2008	2007	Dif.	2008	2007	Dif.
South & Central America	2,782.5	2,037.0	37%	2,604.2	2,499.1	4%	1,068	815	31%
North America	4,294.7	2,571.8	67%	3,666.1	3,034.9	21%	1,171	847	38%
Europe & other	47.5	123.0	-61%	55.2	184.9	-70%	860	665	29%
	-------	-------	---	-------	-------	---	-----	---	---
Total flat products	7,124.7	4,731.7	51%	6,325.5	5,718.9	11%	1,126	827	36%

South & Central America	274.4	70.0	292%	302.5	132.8	128%	907	527	72%
North America	791.8	696.0	14%	901.3	1,113.4	-19%	878	625	41%
Europe & other	8.9	6.9	30%	13.3	15.0	-11%	669	457	46%
	-------	-------	---	-------	-------	---	-----	---	---
Total long products	1,075.1	772.8	39%	1,217.2	1,261.2	-3%	883	613	44%
Total flat and long products	8,199.8	5,504.5	49%	7,542.7	6,980.1	8%	1,087	789	38%

Other products
(1)	265.1	128.8	106%
	-------	-------	---
Total Net Sales	8,464.9	5,633.4	50%

(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during 2008 totaled US$7.1 billion, an increase of 51% compared to 2007.  Excluding the effect of the consolidation of Grupo Imsa, net sales increased mainly as a result of higher revenue per ton. Shipments of flat products totaled 6.3 million tons in 2008, an increase of 11% compared with 2007, mainly due to the consolidation of Grupo Imsa and higher shipments in the South & Central America Region, partially offset by lower shipments in the "Europe and other" Region.  Revenue per ton shipped increased 36% to US$1,126 in 2008 compared to 2007, mainly as a result of higher steel prices and the consolidation of Grupo Imsa's higher value added product mix.

Sales of long products were US$1.1 billion during 2008, an increase of 39% compared to 2007 mainly due to higher prices.  Shipments of long products totaled 1.2 million tons in 2008, representing a 3% decrease versus 2007 as lower shipments in the North America Region were offset by higher shipments in the South & Central America Region.  Revenue per ton shipped was US$883 in 2008, an increase of 44% compared to 2007.

Sales of other products totaled US$265.1 million during 2008 compared to US$128.8 million during 2007.  The increase was driven by higher iron ore shipments and prices, as well as by higher pre-engineered metal building sales coming from the Grupo Imsa acquisition.

Sales of flat and long products in the North America Region totaled US$5.1 billion in 2008, an increase of 56% versus 2007, mainly due to the effect of the consolidation of Grupo Imsa and higher prices. Shipments in the region totaled 4.6 million tons during 2008, or 10% higher than during 2007.  Revenue per ton shipped was US$1,114 in 2008, an increase of 41% compared to 2007, as a result of higher steel prices and the consolidation of Grupo Imsa's higher value added product mix.

Flat and long product sales in the South & Central America Region were US$3.1 billion during 2008, an increase of 45% versus 2007.  This increase was due to higher volumes and revenue per ton.  Shipments in the region totaled 2.9 million tons during 2008, or 10% higher than in 2007.  Revenue per ton shipped in the South & Central America Region was US$1,052 in 2008, an increase of 31% compared to 2007, mainly due to higher prices.

Cost of sales was US$6.1 billion in 2008 compared to US$4.3 billion in 2007.  Cost of sales increased as a result, in part, of the consolidation of Grupo Imsa, which increased Ternium's production volume and cost per ton due to Grupo Imsa's higher production cost structure and higher value added product sales mix.  The year-over-year cost of sales increase also was related to higher costs for third party steel, raw materials, energy, freight, labor and services and the US$200.0 million write-down of Ternium's inventory that was primarily related to purchased slabs, partially offset by a reduction in the US dollar value of inventories at the beginning of the year and purchased during the period, mainly as a result of the Mexican Peso's 25% devaluation to the US dollar.

The consolidation of Grupo Imsa, which began on July 26, 2007, resulted in an increased volume of purchased slabs with a cost per ton significantly higher than Ternium's average cost of slab production.  Scrap and energy prices increased in Mexico while the price of zinc was lower in 2008 compared to the prior year.  Iron ore and coal costs were higher during 2008 than they were in 2007, mainly as a result of higher annual contract prices of third party iron ore supplies and higher production costs at Ternium's iron ore mines.

Selling, general and administrative (SG&A) expenses in 2008 were US$669.5 million, or 8% of net sales, compared with US$517.4 million, or 9% of net sales, in 2007.  The increase in SG&A was due mainly to the consolidation of Grupo Imsa.

Operating income in 2008 was US$1.7 billion, or 20% of net sales, compared with US$836.8 million, or 15% of net sales, in 2007.

EBITDA(8) in 2008 was US$2.1 billion, or 25% of net sales, compared to US$1.2 billion, or 21% of net sales, in 2007.  Equity holders' EBITDA in 2008 was 79% of EBITDA.

Net financial expenses were US$797.1 million in 2008, compared with US$130.0 million in 2007.  During 2008, Ternium's net interest expenses were US$103.9 million, an increase of US$12.4 million compared to 2007 due to higher indebtedness as a result of the Grupo Imsa acquisition in July 2007, partially compensated by lower interest rates.

Net foreign exchange result was a loss of US$632.7 million in 2008, compared to a loss of US$18.4 million in 2007.  The result in 2008 was primarily due to the impact of the Mexican Peso's 25% devaluation on Ternium's Mexican subsidiary's US dollar denominated debt.  This result is non-cash when measured in US dollars and is offset by changes in Ternium's net equity position in the currency translation adjustments line, as the value of Ternium Mexico's US dollar denominated debt is not altered by the Mexican Peso fluctuation when stated in US dollars in Ternium's consolidated financial statements. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates to other currencies.

Fair value of derivatives result was a loss of US$32.5 million in 2008, compared to a gain of US$2.5 million in 2007, related to some derivative instruments entered into by Ternium mainly to mitigate the effect of interest rates and foreign exchange fluctuations.

Income tax expense in 2008 was US$259.0 million, or 29% of income before income tax, discontinued operations and minority interest, compared with US$291.3 million, or 41% of income before income tax, discontinued operations and minority interest, in 2007.  The income tax expense in 2008 included a non-recurring gain of US$96.3 million on account of Hylsa's reversal of deferred statutory profit sharing that reduced the effective tax rate for the year.

Net result of discontinued operations in 2008 was a gain of US$157.1 million, comprised an after-tax gain of US$59.6 million related to Sidor and an after-tax gain of US$97.5 million from the sale of non-core US assets during the first quarter 2008.  In 2007, net result of discontinued operations was a gain of US$579.9 million, mainly related to Sidor.

Income attributable to minority interest in 2008 was US$159.7 million, compared to US$211.3 million in 2007, mainly as a result of a lower income attributable to minority interest in Sidor.

Analysis of Fourth Quarter 2008 Results

Net loss attributable to the Company's equity holders in the fourth quarter 2008 was US$334.0 million, compared with net income attributable to the Company's equity holders of US$165.6 million in the fourth quarter 2007. Including minority interest, net loss for the fourth quarter 2008 was US$348.5 million, compared with net income of US$221.4 million in the fourth quarter 2007.  Loss per ADS(9) for the fourth quarter 2008 was US$1.67, compared with earnings per ADS of US$0.83 in the fourth quarter 2007.

Net sales in the fourth quarter 2008 were US$1.7 billion, a similar result to the net sales total in the fourth quarter 2007.  Lower shipments were offset by higher revenue per ton during the fourth quarter 2008.  Shipments of flat and long products were 1.5 million tons during the fourth quarter 2008, a decrease of 24% compared to shipment levels in the fourth quarter 2007, mainly due to a decrease in demand in Ternium's main steel markets. Revenue per ton shipped was US$1,062 in the fourth quarter 2008, an increase of 28% compared to the same quarter in 2007, mainly as a result of higher steel prices.

	Net Sales			Shipments			Revenue / ton
	(million US$)			(thousand tons)			(US$/ton)

	4Q 2008	4Q 2007	Diff.	4Q 2008	4Q 2007	Diff.	4Q 2008	4Q 2007	Diff.
South & Central America	642.4	607.9	6%	559.9	699.0	-20%	1,147	870	32%
North America	735.7	876.3	-16%	642.2	993.6	-35%	1,146	882	30%
Europe & other	30.0	7.9	281%	36.0	12.3	193%	834	641	30%
	-------	-------	---	-------	-------	---	-----	---	---
Total flat products	1,408.1	1,492.0	-6%	1,238.1	1,704.9	-27%	1,137	875	30%

South & Central America	71.7	27.0	166%	91.9	55.2	67%	780	489	60%
North America	159.7	164.4	-3%	213.2	268.9	-21%	749	611	22%
Europe & other	3.1	6.9	-54%	3.6	15.0	-76%	884	457	94%
	-------	-------	---	-------	-------	---	-----	---	---
Total long products	234.5	198.2	18%	308.7	339.1	-9%	760	585	30%
Total flat and long products	1,642.6	1,690.3	-3%	1,546.8	2,044.0	-24%	1,062	827	28%
Other products (1)	78.5	32.8	139%
	-------	-------	---
Total Net Sales	1,721.1	1,723.1	0%

(1) Primarily includes iron ore, pig iron and pre-engineered metal buildings.

Sales of flat products during the fourth quarter 2008 totaled US$1.4 billion, a decrease of 6% compared with the same quarter in 2007. Net sales decreased as a result of lower shipments, partially offset by higher revenue per ton.  Shipments of flat products totaled 1.2 million tons in the fourth quarter 2008, a decrease of 27% compared with the same period in 2007, mainly due to a decrease in demand in our main steel markets. Revenue per ton shipped increased 30% to US$1,137 in the fourth quarter 2008 compared with the same period in 2007, mainly due to higher steel prices.

Sales of long products were US$234.5 million in the fourth quarter 2008, an increase of 18% compared to the same period in 2007 mainly due to higher prices, partially offset by lower volumes.  Shipments of long products totaled 309,000 tons in the fourth quarter 2008, a 9% decrease versus the same quarter in 2007, due to lower shipments in the North America Region partially offset by higher shipments in the South & Central America Region. Revenue per ton shipped was US$760 in the fourth quarter 2008, an increase of 30% compared to the fourth quarter 2007, mainly due to higher prices.

Sales of other products totaled US$78.5 million during the fourth quarter 2008, compared to US$32.8 million during the fourth quarter 2007.  The increase was mainly driven by higher iron ore shipments and prices.

Sales of flat and long products in the North America Region were US$895.4 million in the fourth quarter 2008, a decrease of 14% versus the same period in 2007, due to lower shipments partially offset by higher revenue per ton.  Shipments in the region totaled 855,000 tons during the fourth quarter 2008, or 32% lower than in the same period in 2007 as a result of lower demand from the region's main markets. Revenue per ton shipped in the region increased 27% to US$1,047 in the fourth quarter 2008 over the same quarter in 2007, mainly due to higher prices.

Flat and long product sales in the South & Central America Region were US$714.1 million during the fourth quarter 2008, an increase of 12% versus the same period in 2007.  This increase was due to higher revenue per ton partially offset by lower shipments.  Shipments in the region totaled 652,000 tons during the fourth quarter 2008, or 14% lower than in the fourth quarter 2007, due to the lower overall steel demand in the region, partially offset by an increase in the volume of long product sales. Revenue per ton shipped was US$1,096 in the fourth quarter 2008, an increase of 30% compared to the same quarter in 2007, mainly due to higher prices.

Cost of sales totaled US$1.4 billion in the fourth quarter 2008 compared to US$1.4 billion in the fourth quarter 2007.  Cost of sales was stable in spite of lower shipments mainly as a result of higher costs for third party steel, raw materials and a US$68.3 million write-down of Ternium's inventory during the fourth quarter 2008, as well as an offsetting effect from the reduction in the US dollar value of inventories at the beginning of the year and purchased during the period, mainly as a result of the Mexican Peso's 25% devaluation to the US dollar.

In the fourth quarter 2008 the average price of scrap in Mexico was lower than in the fourth quarter 2007, while energy prices were relatively the same.  The price of zinc was lower in the fourth quarter 2008 compared to the prior year period.  Iron ore and coal costs were higher during the fourth quarter 2008 than they were in the same period in 2007, mainly as a result of higher annual contract prices for third party iron ore supplies.

SG&A expenses in the fourth quarter 2008 were US$159.6 million, or 9% of net sales, compared with US$166.5 million, or 10% of net sales, in the fourth quarter 2007.

Operating income in the fourth quarter 2008 was US$186.3 million, or 11% of net sales, compared with US$211.1 million, or 12% of net sales, in the fourth quarter 2007.

EBITDA(10) in the fourth quarter 2008 was US$281.1 million, or 16% of net sales, compared with US$330.1 million, or 19% of net sales, in the fourth quarter 2007.  Equity holders' EBITDA in the fourth quarter 2008 was 71% of EBITDA.

Net financial expenses were US$681.7 million in the fourth quarter 2008, compared with US$38.9 million in the fourth quarter 2007. During the fourth quarter 2008, Ternium's net interest expenses were US$26.8 million, a decrease of US$20.9 million compared to the fourth quarter 2007 due to lower indebtedness and lower interest rates.

Net foreign exchange result was a loss of US$622.5 million in the fourth quarter 2008 compared to a gain of $25.6 million in the same period in 2007.  This was primarily due to the impact of the Mexican Peso's 25% devaluation on Ternium's Mexican subsidiary's US dollar denominated debt. In accordance with IFRS, Ternium Mexico prepares its financial statements in Mexican Pesos and registers foreign exchange results on its net non-Mexican Pesos positions when the Mexican Peso revaluates or devaluates to other currencies.  These results are non-cash when measured in US dollars and are offset by changes in Ternium's net equity position in the currency translation adjustments line, as the value of Ternium Mexico's US dollar denominated debt is not altered by the Mexican Peso fluctuation when stated in US dollars in Ternium's consolidated financial statements.

Fair value of derivatives result was a loss of US$29.0 million in the fourth quarter 2008 compared to a loss of US$8.3 million in the fourth quarter 2007, related to some derivative instruments entered into by Ternium mainly to mitigate the effects of interest rates and foreign exchange fluctuations.

Income tax benefit for the fourth quarter 2008 was US$145.9 million, or 30% of loss before income tax, compared with an income tax expense of US$70.1 million, or 40% of income before income tax, discontinued operations and minority interest, in the same period in 2007.

Net result of discontinued operations was not registered for the fourth quarter 2008.  Net result of discontinued operations in the fourth quarter 2007 was a gain of US$117.7 million, mainly related to
Sidor.

Loss attributable to minority interest for the fourth quarter 2008 was US$14.5 million, compared to income attributable to minority interest of US$55.8 million in the fourth quarter 2007, mainly due to a lower result attributable to minority interest in Siderar.

Cash Flow and Liquidity

Net cash provided by continuing operations was US$517.5 million in 2008, lower than the US$936.4 million reported in 2007, mainly due to a working capital increase of US$1.1 billion, partially offset by increased operating income in 2008.  Working capital was higher in 2008 than in 2007 mainly as a result of a US$821.7 million increase in inventories and a US$212.6 million decrease in accounts payable mainly due to a reduction in the volume of slab and raw material purchases during the second half of 2008. Inventories increased during the first nine months of 2008 as a result of higher costs due to higher input prices as well as higher volume of finished goods, goods in process and raw materials.  This upward trend in volume reversed during the fourth quarter 2008 with a substantial reduction in inventories of finished goods, goods in process and raw materials as a result of declining demand.

Capital expenditures in 2008 were US$587.9 million, compared to US$344.3 million in 2007.  Capital expenditures during 2008 were carried out in Mexico principally for the expansion of the flat steel shop in Monterrey, the upgrading of one hot strip mill and the upgrading of one cold rolled mill.  Ternium's capital expenditures in Argentina during 2008 were mainly related to the relining of one blast furnace and the revamping and expansion of the coking facilities.

In 2008, Ternium had negative free cash flow(11) of US$70.4 million compared to positive free cash flow(11) of US$592.1 million in 2007. Proceeds from the first quarter 2008 sale of non-core US assets totaled US$718.6 million in 2008.  Net cash provided by discontinued operations related to Sidor and the results of the non-core US assets that were sold was US$242.4 million in 2008, compared to US$419.3 million in 2007, which was mainly related to Sidor.

Ternium's net repayment of borrowings in 2008 was US$633.1 million, mostly related to the pre-payment of some of the Company's Mexican subsidiaries' outstanding debt.  Ternium's dividend payment in 2008 was US$100.2 million, similar to that of 2007.

Net cash provided by continuing operations in the fourth quarter 2008 was US$576.2 million, higher than the US$11.9 million in net cash used in continuing operations in the third quarter 2008 mainly as a result of a working capital decrease of US$380.4 million in the fourth quarter 2008 compared to a working capital increase of US$550.7 million in the third quarter 2008.  The decrease in working capital in the fourth quarter 2008 was mainly due to a US$518.9 million decrease of inventories and a US$256.4 million decrease in trade receivables, partially offset by a US$296.6 million decrease in accounts payable.  Inventories decreased principally as a result of lower volume of finished goods, goods in process and raw materials, as Ternium implemented a de-stocking process in response to lower demand for steel products, partially offset by higher costs mainly due to higher input prices in Argentina.  Trade receivables decreased due to lower volumes and sale prices during the fourth quarter 2008, while accounts payable decreased as a result of a reduction in the volume of slab and raw materials purchases.

Capital expenditures in the fourth quarter 2008 were US$172.6 million, compared to US$168.3 million in the third quarter 2008.  In the fourth quarter 2008, Ternium had positive free cash flow(12) of US$403.6 million, compared to negative free cash flow(12) of US$180.2 million in the third quarter 2008.

As of December 31, 2008, Ternium's financial debt was US$3.3 billion, of which US$941.5 million will mature during 2009, while the company's cash, cash equivalents and other investments totaled US$1.2 billion. Ternium's net financial debt(13) of US$2.1 billion at the close of the fourth quarter 2008 decreased US$392.8 million compared to net financial debt as of September 30, 2008. The company believes that available cash and marketable securities and funds from operations will be sufficient to fund its operations.  The company has not negotiated additional credit facilities.

Forward-Looking Statements

Some of the statements contained in this press release are "forward-looking statements."  Forward-looking statements are based on management's current views and assumptions and involve known and unknown risks that could cause actual results, performance or events to differ materially from those expressed or implied by those statements.  These risks include but are not limited to risks arising from uncertainties as to gross domestic product, related market demand, global production capacity, tariffs, cyclicality in the industries that purchase steel products and other factors beyond Ternium's control.

About Ternium

Ternium is one of the leading steel companies in Latin America, manufacturing and processing a wide range of flat and long steel products for customers active in the construction, home appliances, capital goods, container, food and automotive industries.  With its principal operations in Mexico and Argentina, Ternium serves markets in the Americas through its integrated manufacturing system and extensive distribution network.  The Company has annual production capacity of approximately 9 million tons of finished steel products. More information about Ternium is available at www.ternium.com.

(1) Sidor's results of operations have been deconsolidated from Ternium's Financial Statements and are shown as Discontinued Operations. Discontinued Operations also include results from the non-core US assets that were sold during the first quarter 2008.  In addition, accounting for Ternium's investments in Consorcio Minero Benito Juarez Pena Colorada S.A. de C.V. and Pena Colorada Servicios S.A. de C.V. has been remade under the proportionate consolidation method, with no material effect from such modification.

(2) Sidor's results of operations have been deconsolidated from Ternium's Financial Statements and are shown as Discontinued Operations. Discontinued Operations also include results from the non-core US assets that were sold during the first quarter 2008.  In addition, accounting for Ternium's investments in Consorcio Minero Benito Juarez Pena Colorada S.A. de C.V. and Pena Colorada Servicios S.A. de C.V. has been made under the proportionate consolidation method, with no material effect from such modification.

(3) Free cash flow for the fourth quarter 2008 equals net cash provided by continuing operations of US$576.2 million less capital expenditures of US$172.6 million.

(4) Net financial debt in the fourth quarter 2008 equals borrowings of US$ 3.3 billion less cash and cash equivalents of US$1.1 billion and other investments of US$90.0 million.

(5) Net financial debt in the fourth quarter 2008 equals borrowings of US$ 3.3 billion less cash and cash equivalents of US$1.1 billion and other investments of US$90.0 million.

(6) EBITDA is operating income plus depreciation and amortization.

(7) Each American Depositary Share (ADS) represents 10 shares of Ternium's common stock.  Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

(8) EBITDA in 2008 equals operating income of US$1.7 billion plus depreciation and amortization of US$413.5 million.

(9) Each American Depositary Share (ADS) represents 10 shares of Ternium's common stock.  Results are based on a weighted average number of shares of common stock outstanding of 2,004,743,442.

(10) EBITDA in the fourth quarter 2008 equals operating income of US$186.3 million plus depreciation and amortization of US$94.9 million.

(11) Free cash flow for 2008 equals net cash provided by continuing operations of US$517.5 million less capital expenditures of US$587.9 million, while free cash flow for 2007 equals net cash provided by continuing operations of US$936.4 million less capital expenditures of US$344.3 million.

(12) Free cash flow for the fourth quarter 2008 equals net cash provided by continuing operations of US$576.2 million less capital expenditures of US$172.6 million, while free cash flow for the third quarter 2008 equals net cash used in continuing operations of US$11.9 million less capital expenditures of US$168.3 million.

(13) Net financial debt in the fourth quarter 2008 equals borrowings of US$ 3.3 billion less cash and cash equivalents of US$1.1 billion and other investments of US$90.0 million.

Consolidated income statement
US$ million	4Q 2008	4Q 2007	Dif.	Year 2008	Year 2007	Dif.

Net sales	1,721.1	1,723.1	(2.0)	8,464.9	5,633.4	2,831.5
Cost of sales	(1,376.7)	(1,350.8)	(25.9)	(6,128.0)	(4,287.7)	(1,840.4)
	--------	--------	--------	--------	--------	--------
Gross profit	344.4	372.3	(27.9)	2,336.9	1,345.7	991.2
Selling, general and administrative expenses	(159.6)	(166.5)	6.9	(669.5)	(517.4)	(152.0)
Other operating income (expenses), net	1.4	5.3	(3.9)	8.7	8.5	0.1
	--------	--------	--------	--------	--------	--------
Operating income	186.3	211.1	(24.8)	1,676.0	836.8	839.3

Interest expense	(32.7)	(61.4)	28.8	(136.1)	(133.1)	(3.0)
Interest income	5.9	13.7	(7.9)	32.2	41.6	(9.4)
Other financial(expenses)income, net	(654.9)	8.8	(663.7)	(693.2)	(38.5)	(654.7)

Equity in earnings of associated companies	1.1	1.6	(0.5)	1.9	0.4	1.4
	--------	--------	--------	--------	--------	--------
Income before income tax expense	(494.4)	173.8	(668.1)	880.8	707.2	173.6

Income tax (expense) benefit
Current and deferred income tax expense	145.9	(70.1)	216.0	(259.0)	(291.3)	32.3
Reversal of deferred statutory profit sharing	-	-	-	96.3	-	96.3
Discontinued operations	-	117.7	(117.7)	157.1	579.9	(422.8)
Net (loss) income for the period	(348.5)	221.4	(569.8)	875.2	995.8	(120.6)

Attributable to:
Equity holders of the Company	(334.0)	165.6	(499.6)	715.4	784.5	(69.1)
Minority interest	(14.5)	55.8	(70.2)	159.7	211.3	(51.6)
	--------	--------	--------	--------	--------	--------
	(348.5)	221.4	(569.8)	875.2	995.8	(120.6)

Consolidated balance sheet
US$ million	December 31, 2008	December 31, 2007(1)

Property, plant and equipment, net	4,212.3	6,776.6
Intangible assets, net	1,136.4	1,449.3
Investment in associated companies	5.6	44.0
Other investments, net	16.9	14.8
Deferred tax assets	-	31.8
Receivables, net	120.2	236.5
	--------------------	--------------------
Total non-current assets	5,491.4	8,553.1

Receivables	249.0	405.0
Derivative financial instruments	1.5	0.6
Inventories, net	1,826.5	1,904.5
Trade receivables, net	623.0	825.6
Available for sale assets	1,318.9	-
Other investments	90.0	65.3
Cash and cash equivalents	1,065.6	1,125.8
	--------------------	--------------------
Total current assets	5,174.5	4,326.8

Non-current assets classified
as held for sale	5.3	769.1
	--------------------	--------------------

Total assets	10,671.2	13,649.1

Shareholders' equity	4,597.4	4,452.7

Minority interest in subsidiaries	964.1	1,805.2

Minority interest & shareholders' equity	5,561.5	6,257.9
Provisions	24.4	57.3
Deferred income tax	810.2	1,327.8
Other liabilities	148.7	333.7
Trade payables	-	6.7
Derivative financial instruments	65.8	-
Borrowings	2,325.9	3,676.1
	--------------------	--------------------
Total non-current liabilities	3,375.0	5,401.5

Current tax liabilities	194.1	179.7
Other liabilities	103.4	181.0
Trade payables	438.7	995.7
Derivative financial
instruments	57.2	13.3
Borrowings	941.5	406.2
	--------------------	--------------------
Total current liabilities	1,734.8	1,775.8

Liabilities related to non-current assets classified as held for sale	-	213.8

	--------------------	--------------------
Total liabilities	5,109.8	7,391.2

Total liabilities, minority interest & shareholders' equity	10,671.2	13,649.1

(1) According to IFRS 5, balances related to Sidor have been consolidated on a line-by-line basis as of December 31, 2007.

Consolidated cash flow statement
US$ million	4Q 2008	3Q 2008	Dif.	Year 2008	Year 2007	Dif.

Net income from continuing operations	(348.5)	250.1	(598.6)	718.1	415.9	302.2
Adjustments for:
Depreciation and amortization	94.9	111.8	(16.9)	413.5	355.3	58.3
Equity in earnings of associated companies	(1.1)	0.1	(1.2)	(1.9)	(0.4)	(1.4)
Changes in provisions	(2.3)	2.8	(5.2)	2.4	3.0	(0.6)
Net foreign exchange and others	649.8	137.3	512.5	629.5	28.9	600.7
Interest accruals less payments	1.6	(1.1)	2.6	(84.2)	87.6	(171.7)
Income tax accruals less payments	(198.5)	37.7	(236.2)	(88.5)	(51.5)	(37.0)
Changes in working capital	380.4	(550.7)	931.0	(1,071.5)	97.7	(1,169.2)
	--------	--------	--------	--------	--------	--------

Net cash provided by (used in) operating activities	576.2	(11.9)	588.1	517.5	936.4	(418.9)

Capital expenditures	(172.6)	(168.3)	(4.3)	(587.9)	(344.3)	(243.6)
Proceeds from sale of property, plant & equipment	0.7	0.4	0.2	2.1	24.5	(22.4)
Change in trust funds	-	-	-	-	-	-
Acquisition of business		-
Purchase consideration	-	-	-	-	(1,728.9)	1,728.9
Cash acquired	-	-	-	-	190.1	(190.1)
Income tax credit paid on business acquisition	-	-	-	-	(297.7)	297.7
Investments in associated companies	-	-	-	-	-	-
Increase in Other Investments	(0.9)	(89.1)	88.2	(24.7)	(65.3)	40.7
Proceeds from sale of discontinued operations	-	(3.9)	3.9	718.6	-	718.6
Discontinued operations	-	152.6	(152.6)	242.4	419.3	(176.9)
	--------	--------	--------	--------	--------	--------

Net cash (used in) provided by investing activities	(172.8)	(108.3)	(64.5)	350.5	(1,802.3)	2,152.8

Dividends paid in cash and other distributions to company's equity shareholders	-	-	-	(100.2)	(100.2)	-
Dividends paid in cash and other distributions to minority shareholders	-	-	-	(19.6)	(20.0)	0.4
Net proceeds from Initial Public Offering	-	-	-	-	-	-
Contributions from shareholders	-	-	-	-	-	-
Contributions from minority shareholders in consolidated subsidiaries	-	-	-	-	1.2	(1.2)
Proceeds from borrowings	147.8	190.7	(42.8)	519.8	4,052.7	(3,532.9)
Repayment of borrowings	(78.9)	(142.5)	63.6	(1,152.9)	(2,574.6)	1,421.7
	--------	--------	--------	--------	--------	--------
Net cash provided by (used in) financing activities	68.9	48.1	20.8	(752.9)	1,359.0	(2,112.0)

Increase (decrease) in cash and cash equivalents	472.2	(72.1)	544.3	115.1	493.1	(378.0)

Shipments

Thousand tons	4Q 2008	3Q 2008	4Q 2007	FY 2008	FY 2007

South & Central America	559.9	680.4	699.0	2,604.2	2,499.1
North America	642.2	901.8	993.6	3,666.1	3,034.9
Europe & other	36.0	2.8	12.3	55.2	184.9
	-------	-------	-------	-------	-------
Total flat products	1,238.1	1,585.1	1,704.9	6,325.5	5,718.9

South & Central America	91.9	86.0	55.2	302.5	132.8
North America	213.2	173.3	268.9	901.3	1,113.4
Europe & other	3.6	-	15.0	13.3	15.0
	-------	-------	-------	-------	-------
Total long products	308.7	259.2	339.1	1,217.2	1,261.2

Total flat and long products	1,546.8	1,844.3	2,044.0	7,542.7	6,980.1

Revenue / ton

US$/ton	4Q 2008	3Q 2008	4Q 2007	FY 2008	FY 2007

South & Central America	1,147	1,153	870	1,068	815
North America	1,146	1,412	882	1,171	847
Europe & other	834	933	641	860	665
	-------	-------	-------	-------	-------
Total flat products	1,137	1,300	875	1,126	827

South & Central America	780	1,212	489	907	527
North America	749	1,108	611	878	625
Europe & other	884	-	457	669	457
	-------	-------	-------	-------	-------
Total long products	760	1,142	585	883	613

Total flat and long products	1,062	1,278	827	1,087	789

Net Sales

US$ million	4Q 2008	3Q 2008	4Q 2007	FY 2008	FY 2007

South & Central America	642.4	784.4	607.9	2,782.5	2,037.0
North America	735.7	1,273.4	876.3	4,294.7	2,571.8
Europe & other	30.0	2.6	7.9	47.5	123.0
	-------	-------	-------	-------	-------
Total flat products	1,408.1	2,060.4	1,492.0	7,124.7	4,731.7

South & Central America	71.7	104.2	27.0	274.4	70.0
North America	159.7	192.0	164.4	791.8	696.0
Europe & other	3.1	-	6.9	8.9	6.9
	-------	-------	-------	-------	-------
Total long products	234.5	296.2	198.2	1,075.1	772.8

	-------	-------	-------	-------	-------
Total flat and long products	1,642.6	2,356.6	1,690.3	8,199.8	5,504.5

Other products (1)	78.5	80.3	32.8	265.1	128.8
	-------	-------	-------	-------	-------

Total net sales	1,721.1	2,436.9	1,723.1	8,464.9	5,633.4

(1) Includes iron ore, pig iron and metal buildings.

Consolidated income statement (historical series including Consorcio Minero Benito Juarez Pena Colorada S.A. de C.V. and Pena Colorada Servicios S.A. de C.V. under the proportionate consolidation method)

US$ million	Year 2008	4Q 2008	3Q 2008	2Q 2008	1Q 2008

Net sales	8,464.9	1,721.1	2,436.9	2,364.2	1,942.6
Cost of sales	(6,128.0)	(1,376.7)	(1,724.1)	(1,579.5)	(1,447.7)
	---------	---------	---------	---------	---------
Gross profit	2,336.9	344.4	712.8	784.8	494.9
Selling, general and administrative expenses	(669.5)	(159.6)	(184.8)	(179.6)	(145.5)
Other operating income (expenses), net	8.7	1.4	(3.8)	1.1	10.0
	---------	---------	---------	---------	---------
Operating income	1,676.0	186.3	524.2	606.2	359.4

Interest expense	(136.1)	(32.7)	(29.1)	(30.1)	(44.3)
Interest income	32.2	5.9	2.2	12.0	12.1
Other financial(expenses)income, net	(693.2)	(654.9)	(156.5)	115.3	3.0

Equity in earnings (losses) of associated companies	1.9	1.1	(0.1)	0.4	0.4
	---------	---------	---------	---------	---------
Income (Loss) before income tax expense	880.8	(494.4)	340.6	703.8	330.6
Income tax (expense) benefit
Current and deferred income tax expense	(259.0)	145.9	(90.5)	(208.2)	(106.2)
Reversal of deferred statutory profit sharing	96.3	-	-	-	96.3
Discontinued operations	157.1	-	(2.8)	0.0	159.9

Net income (loss) for the year / period	875.2	(348.5)	247.3	495.7	480.7

Attributable to:
Equity holders of the Company	715.4	(334.0)	211.7	415.6	422.1
Minority interest	159.7	(14.5)	35.6	80.0	58.6
	---------	---------	---------	---------	---------
	875.2	(348.5)	247.3	495.7	480.7

US$ million	Year 2007	4Q 2007	3Q 2007	2Q 2007	1Q 2007

Net sales	5,633.4	1,723.1	1,496.9	1,246.9	1,166.5
Cost of sales	(4,287.7)	(1,350.8)	(1,135.6)	(927.0)	(874.3)
	----------	----------	----------	----------	---------
Gross profit	1,345.7	372.3	361.3	319.9	292.2
Selling, general and administrative expenses	(517.4)	(166.5)	(143.0)	(116.5)	(91.5)
Other operating income (expenses), net	8.5	5.3	0.4	(3.7)	6.5
	---------	---------	---------	---------	---------
Operating income	836.8	211.1	218.7	199.8	207.2

Interest expense	(133.1)	(61.4)	(47.1)	(10.4)	(14.1)
Interest income	41.6	13.7	12.9	7.7	7.2
Other financial (expenses) income, net	(38.5)	8.8	(53.7)	(10.8)	17.2

Equity in earnings (losses) of associated companies	0.4	1.6	(0.3)	(0.4)	(0.5)
	---------	---------	---------	---------	---------
Income before income tax expense	707.2	173.8	130.4	186.0	217.0
Income tax (expense) benefit
Current and deferred income tax expense	(291.3)	(70.1)	(63.0)	(71.9)	(86.3)
Reversal of deferred statutory profit sharing	-	-	-	-	-
Discontinued operations	579.9	117.7	143.5	199.0	119.8
Net income for the year / period	995.8	221.4	210.9	313.0	250.5

Attributable to:
Equity holders of the Company	784.5	165.6	159.8	236.9	222.1
Minority interest	211.3	55.8	51.1	76.1	28.3
	---------	---------	---------	---------	---------
	995.8	221.4	210.9	313.0	250.5

Consolidated balance sheet (historical series including Consorcio Minero Benito Juarez Pena Colorada S.A. de C.V. and Pena Colorada Servicios S.A. de C.V. under the proportionate consolidation method)

US$ million	December 31, 2008	September 30, 2008	June 30, 2008	March 31, 2008	December 31, 2007

Property, plant and equipment, net	4,212.3	4,948.2	5,101.5	6,830.4	6,776.6
Intangible assets, net	1,136.4	1,418.4	1,497.5	1,460.7	1,449.3
Investment in associated companies	5.6	4.6	4.7	44.7	44.0
Other investments, net	16.9	17.0	15.4	15.3	14.8
Deferred tax assets	-	5.4	2.2	24.1	31.8
Receivables, net	120.2	106.4	96.9	77.5	236.5
	---------	---------	---------	---------	---------
Total non-current
assets	5,491.4	6,499.9	6,718.3	8,452.7	8,553.1

Receivables	249.0	100.4	219.1	558.6	405.0
Derivative financial instruments	1.5	0.1	0.5	-	0.6
Inventories, net	1,826.5	2,752.2	2,328.7	2,119.7	1,904.5
Trade receivables, net	623.0	927.1	1,023.1	898.2	825.6
Available for sale assets	1,318.9	1,318.9	1,318.9	-	-
Other investments	90.0	89.1	-	66.1	65.3
Cash and cash equivalents	1,065.6	611.9	688.6	996.4	1,125.8
	---------	---------	---------	---------	---------
Total current
assets	5,174.5	5,799.7	5,578.8	4,639.0	4,326.8

Current assets classified as held for sale	5.3	6.3	6.7	7.1	769.1
	---------	---------	---------	---------	---------

Total assets	10,671.2	12,305.9	12,303.8	13,098.8	13,649.1

Shareholders' equity	4,597.4	5,516.9	5,353.2	4,902.7	4,452.7
Minority interest in subsidiaries	964.1	1,099.5	1,074.2	1,864.7	1,805.2

Minority interest & shareholders' equity	5,561.5	6,616.4	6,427.4	6,767.4	6,257.9

Provisions	24.4	30.7	29.3	59.6	57.3
Deferred income tax liabilities	810.2	977.9	1,221.5	1,147.4	1,327.8
Tax liabilities	-	69.5	-	1.5	-
Other liabilities	148.7	171.8	173.4	361.5	333.7
Trade payables	-	-	-	6.6	6.7
Derivative financial instruments	65.8	-	-	-	-
Borrowings	2,325.9	2,322.0	2,568.1	2,630.5	3,676.1
	---------	---------	---------	---------	---------
Total non-current
liabilities	3,375.0	3,571.8	3,992.2	4,207.1	5,401.5

Current tax liabilities	194.1	249.0	196.5	275.6	179.7
Other liabilities	103.4	132.9	136.4	178.5	181.0
Trade payables	438.7	822.3	940.1	1,098.0	995.7
Derivative financial instruments	57.2	29.9	15.4	29.5	13.3
Borrowings	941.5	883.6	595.8	542.7	406.2
	---------	---------	---------	---------	---------
Total current
liabilities	1,734.8	2,117.6	1,884.1	2,124.4	1,775.8

Liabilities related to non-current assets classified as held for sale	-	-	-	-	213.8
	---------	---------	---------	---------	---------

Total liabilities	5,109.8	5,689.4	5,876.3	6,331.4	7,391.2

Total liabilities, minority interest & shareholders' equity	10,671.2	12,305.9	12,303.8	13,098.8	13,649.1

Consolidated cash flow statement (historical series including Consorcio Minero Benito Juarez Pena Colorada S.A. de C.V. and Pena Colorada Servicios S.A. de C.V. under the proportionate consolidation method)

US$ million	Year 2008	4Q 2008	3Q 2008	2Q 2008	1Q 2008

Net income for the period/year	718.1	(348.5)	250.1	495.7	320.8
Adjustments for:
Depreciation and amortization	413.5	94.9	111.8	101.9	105.0
Equity in (earnings) losses of associated companies	(1.9)	(1.1)	0.1	(0.4)	(0.4)
Changes in provisions	2.4	(2.3)	2.8	0.7	1.2
Net foreign exchange and others	629.5	649.8	137.3	(117.9)	(39.7)
Interest accruals less payments	(84.2)	1.6	(1.1)	3.0	(87.7)
Income tax accruals less payments	(88.5)	(198.5)	37.7	139.7	(67.3)
Changes in working capital	(1,071.5)	380.4	(550.7)	(671.1)	(230.1)
	---------	---------	---------	---------	---------

Net cash provided by (used in) operating activities	517.5	576.2	(11.9)	(48.5)	1.7

Capital expenditures	(587.9)	(172.6)	(168.3)	(146.5)	(100.5)
Proceeds from sale of property, plant & equipment	2.1	0.7	0.4	0.3	0.7
Acquisition of business
Purchase consideration	-	-	-	-	-
Cash acquired	-	-	-	-	-
Income tax credit paid on business acquisition	-	-	-	-	-
(Increase) Decrease in Other Investments	(24.7)	(0.9)	(89.1)	66.1	(0.8)
Proceeds from sale of discontinued operations	718.6	-	(3.9)	-	722.5
Discontinued operations	242.4	-	152.6	57.7	32.2
	---------	---------	---------	---------	---------

Net cash provided by
(used in) investing
activities	350.5	(172.8)	(108.3)	(22.4)	654.0

Dividends paid in cash and other distributions to company's equity shareholders	(100.2)	-	-	(100.2)	-
Dividends paid in cash and other distributions to minority shareholders	(19.6)	-	-	(19.6)	-
Contributions from minority shareholders in consolidated subsidiaries	-	-	-	-	-
Proceeds from borrowings	519.8	147.8	190.7	76.3	105.0
Repayment of borrowings	(1,152.9)	(78.9)	(142.5)	(40.3)	(891.2)
	---------	---------	---------	---------	---------

Net cash (used in) provided by financing activities	(752.9)	68.9	48.1	(83.8)	(786.2)

Increase (Decrease) in cash and cash equivalents	115.1	472.2	(72.1)	(154.6)	(130.4)

Consolidated cash flow statement (historical series including Consorcio Minero Benito Juarez Pena Colorada S.A. de C.V. and Pena Colorada Servicios S.A. de C.V. under the proportionate consolidation method)

US$ million	Year 2007	4Q 2007	3Q 2007	2Q 2007	1Q 2007

Net income for the period/year	415.9	103.7	67.4	114.1	130.7
Adjustments for:
Depreciation and amortization	355.3	118.9	94.2	77.6	64.6
Equity in (earnings) losses of associated companies	(0.4)	(1.6)	0.3	0.4	0.5
Changes in provisions	3.0	2.1	0.6	0.5	(0.3)
Net foreign exchange and others	28.9	(13.1)	45.3	10.0	(13.4)
Interest accruals less payments	87.6	54.9	35.4	2.4	(5.1)
Income tax accruals less payments	(51.5)	(31.1)	(16.2)	(68.0)	63.8
Changes in working capital	97.7	(49.3)	4.1	54.9	88.1
	---------	---------	---------	---------	---------

Net cash provided by (used in) operating activities	936.4	184.7	231.1	191.8	328.8

Capital expenditures	(344.3)	(100.1)	(81.5)	(76.0)	(86.7)
Proceeds from sale of property, plant & equipment	24.5	17.8	0.5	1.1	5.1
Acquisition of business
Purchase consideration	(1,728.9)	(0.1)	(1,728.7)	(0.1)	-
Cash acquired	190.1	-	190.1	-	-
Income tax credit paid on business acquisition	(297.7)	-	(297.7)	-	-
Investments in associated companies	-
(Increase) Decrease in Other
Investments	(65.3)	(0.8)	(64.5)	-	-
Discontinued operations	419.3	34.1	116.0	59.9	209.4
	---------	---------	---------	---------	---------

Net cash (used in) provided by investing activities	(1,802.3)	(49.1)	(1,865.8)	(15.2)	127.8

Dividends paid in cash and other distributions to company's equity shareholders	(100.2)	-	-	(100.2)	-
Dividends paid in cash and other distributions to minority shareholders	(20.0)	-	(0.1)	(19.9)	-
Contributions from minority shareholders in consolidated subsidiaries	1.2	0.0	1.1	-	-
Proceeds from borrowings	4,052.7	70.8	3,869.7	72.1	40.1
Repayment of borrowings	(2,574.6)	(157.5)	(1,889.6)	(371.6)	(156.0)
	---------	---------	---------	---------	---------

Net cash provided by (used in) financing activities	1,359.0	(86.7)	1,981.1	(419.6)	(115.8)

Increase (Decrease) in cash and cash equivalents	493.1	48.9	346.4	(243.0)	340.7

Net Sales (historical series including Consorcio Minero Benito Juarez Pena Colorada S.A. de C.V. and Pena Colorada Servicios S.A. de C.V. under the proportionate consolidation method)

Shipments (historical series ex-Sidor)

Thousand tons	Year 2008	4Q 2008	3Q 2008	2Q 2008	1Q 2008

South & Central America	2,604.2	559.9	680.4	690.9	673.0
North America	3,666.1	642.2	901.8	1,042.2	1,080.0
Europe & other	55.2	36.0	2.8	11.6	4.8
	---------	---------	---------	---------	---------
Total flat products	6,325.5	1,238.1	1,585.1	1,744.7	1,757.7

South & Central America	302.5	91.9	86.0	67.9	56.7
North America	901.3	213.2	173.3	249.6	265.3
Europe & other	13.3	3.6	-	1.0	8.8
	---------	---------	---------	---------	---------
Total long products	1,217.2	308.7	259.2	318.5	330.7

Total flat and long products	7,542.7	1,546.8	1,844.3	2,063.2	2,088.5

Revenue / ton (historical series ex-Sidor)

US$/ton	Year 2008	4Q 2008	3Q 2008	2Q 2008	1Q 2008

South & Central America	1,068	1,147	1,153	1,042	945
North America	1,171	1,146	1,412	1,213	945
Europe & other	860	834	933	864	1,008
	---------	---------	---------	---------	---------
Total flat products	1,126	1,137	1,300	1,143	945

South & Central America	907	780	1,212	913	643
North America	878	749	1,108	1,017	703
Europe & other	669	884	-	630	587
	---------	---------	---------	---------	---------
Total long products	883	760	1,142	993	689

Total flat and long
products	1,087	1,062	1,278	1,120	905

Net Sales (historical series ex-Sidor)

US$ million	Year 2008	4Q 2008	3Q 2008	2Q 2008	1Q 2008

South & Central
America	2,782.5	642.4	784.4	719.9	635.8
North America	4,294.7	735.7	1,273.4	1,264.6	1,021.0
Europe & other	47.5	30.0	2.6	10.0	4.8
	---------	---------	---------	---------	---------
Total flat products	7,124.7	1,408.1	2,060.4	1,994.5	1,661.6

South & Central
America	274.4	71.7	104.2	62.1	36.4
North America	791.8	159.7	192.0	253.8	186.4
Europe & other	8.9	3.1	-	0.6	5.2
	---------	---------	---------	---------	---------
Total long products	1,075.1	234.5	296.2	316.4	228.0
	---------	---------	---------	---------	---------
Total flat and long products	8,199.8	1,642.6	2,356.6	2,311.0	1,889.6

Other products (1)	265.1	78.5	80.3	53.2	53.0
	---------	---------	---------	---------	---------

Total net sales	8,464.9	1,721.1	2,436.9	2,364.2	1,942.6

Shipments (historical series ex-Sidor)

Thousand tons	Year 2007	4Q 2007	3Q 2007	2Q 2007	1Q 2007

South & Central America	2,499.1	699.0	637.8	598.9	563.5
North America	3,034.9	993.6	834.7	592.1	614.5
Europe & other	184.9	12.3	18.5	101.2	52.8
	---------	---------	---------	---------	---------
Total flat products	5,718.9	1,704.9	1,491.0	1,292.1	1,230.8

South & Central America	132.8	55.2	52.3	25.3	-
North America	1,113.4	268.9	244.8	286.4	313.3
Europe & other	15.0	15.0	-	-	-
	---------	---------	---------	---------	---------
Total long products	1,261.2	339.1	297.1	311.7	313.3

Total flat and long products	6,980.1	2,044.0	1,788.1	1,603.9	1,544.1

Revenue / ton (historical series ex-Sidor)

US$/ton	Year 2007	4Q 2007	3Q 2007	2Q 2007	1Q 2007

South & Central America	815	870	829	779	769
North America	847	882	877	817	781
Europe & other	665	641	619	682	654
	---------	---------	---------	---------	---------
Total flat products	827	875	853	789	770

South & Central America	527	489	550	565	-
North America	625	611	637	638	616
Europe & other	457	457	-	-	-
	---------	---------	---------	---------	---------
Total long products	613	585	622	632	616

Total flat and long products	789	827	815	758	739

Net Sales (historical series ex-Sidor)

US$ million	Year 2007	4Q 2007	3Q 2007	2Q 2007	1Q 2007

South & Central America	2,037.0	607.9	528.9	466.6	433.5
North America	2,571.8	876.3	731.8	483.6	480.1
Europe & other	123.0	7.9	11.5	69.1	34.5
	---------	---------	---------	---------	---------
Total flat products	4,731.7	1,492.0	1,272.2	1,019.2	948.2

South & Central America	70.0	27.0	28.7	14.3	-
North America	696.0	164.4	156.0	182.6	192.9
Europe & other	6.9	6.9	-	-	-
	---------	---------	---------	---------	---------
Total long products	772.8	198.2	184.8	196.9	192.9
	---------	---------	---------	---------	---------
Total flat and long products	5,504.5	1,690.3	1,457.0	1,216.2	1,141.1

Other products (1)	128.8	32.8	39.8	30.7	25.4
	---------	---------	---------	---------	---------

Total net sales	5,633.4	1,723.1	1,496.9	1,246.9	1,166.5

(1) Includes iron ore, pig iron and metal buildings.

Sebastian Marti
Ternium - Investor Relations
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